EXHIBIT 99.2

Algonquin Power & Utilities Corp. announces completion of Bakersfield Solar and Morse Wind generating projects

OAKVILLE, ON, April 15, 2015 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the completion of the 20 MW Bakersfield I Solar generation and the 23 MW Morse Wind generation projects. The projects are now operational and selling renewable power in Canada and the United States.

Bakersfield I Solar, located in Kern County, California, is APUC’s second solar generating facility and is comprised of approximately 85,000 solar panels located on 165 acres of land. The project is expected to generate 53.3 GWh of energy per year and has a 20 year power purchase agreement with a large investment grade electric utility. Consistent with the commitment to expand its solar generation portfolio, APUC is currently pursuing the construction of the 10 MW Bakersfield II Solar generation project immediately adjacent to Bakersfield I Solar, and is estimated to be operational in the first half of 2016.

Morse Wind, located near Morse, Saskatchewan, is APUC’s eighth wind generating facility, and consists of 10 direct drive wind turbine generators over 1,120 acres of land. The project is expected to generate 104.0 GWh of energy per year which is being sold under a 20 year power purchase agreement with a large investment grade electric utility.

“We are very pleased with the continuing success of our North American renewable energy development program as evidenced by the timely completion of these two generation projects”, commented Ian Robertson, Chief Executive Officer of APUC. “These projects confirm our commitment to growing our renewable energy portfolio both in Canada and the U.S. and we are confident that these projects represent continued creation of shareholder value”.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.1 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective financial position. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

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For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 16:24e 15-APR-15